(d)(6)(i)

APPENDIX A

Fee Schedule

For the services provided by Pacific Investment Management Company LLC (the “Subadviser”) to the following Series of ING Partners, Inc., pursuant to the attached Investment Sub-Advisory Agreement, Directed Services LLC will pay the Subadviser a fee for each series of ING Partners, Inc., computed daily and payable monthly, based on the average daily net assets of the Series at the following annual rates of the average daily net assets of the Series:

Series	Annual Subadviser Fee
(as a percentage of average daily net assets)

ING PIMCO Total Return Portfolio(1)	If Relationship Net Assets(2) equal or exceed $3 Billion, the following fee schedule shall apply to the PIMCO TR Portfolios (as defined below):

0.25% on first $1 billion in assets; and 0.225% on assets over $1 billion(3).

If Relationship Net Assets(2) are less than $3 Billion, the following fee schedule shall apply:

0.25% on all assets

(1)         The sub-advisory fee for ING PIMCO Total Return Portfolio is based on the aggregated assets of ING PIMCO Total Return Portfolio and ING PIMCO Total Return Bond Portfolio, a series of ING Investors Trust (individually a “PIMCO TR Portfolio” and collectively, the “PIMCO TR Portfolios”).

(2)         The term Relationship Net Assets shall mean the aggregate net assets of each of the series in the ING Fund complex that are subadvised by the Subadviser.

(3)         The fee rate payable to Subadviser when the PIMCO TR Portfolios’ assets, in the aggregate, exceed $1 billion would be modified so that a rate of 0.225% would apply to PIMCO TR Portfolios’ aggregate assets over $1 billion.  For purposes of calculating sub-advisory fees payable by a PIMCO TR Portfolio, the ING Fund accounting department would:  (1) determine whether the aggregated assets in the PIMCO TR Portfolios exceed $1 billion; (2) apply a rate of 0.225% to PIMCO TR Portfolios’ aggregated assets in excess of $1 billion; (3) calculate a “blended” fee rate (based upon the 0.25% rate applicable to PIMCO TR Portfolios’ aggregated assets of $1 billion and below, and 0.225% for PIMCO TR Portfolios’ assets in excess of $1 billion); and (4) apply the “blended” rate to each PIMCO TR Portfolio’s assets. This sub-advisory fee change is effective on April 1, 2008.